Exhibit 4.1.2

Amendment No. 3 to STRATASYS LTD.
2022 SHARE INCENTIVE PLAN

Section 5.1 of the Stratasys Ltd. 2022 Share Incentive Plan is hereby amended and restated in its entirety as follows:

“5.1. The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall be 8,824,707. Notwithstanding the foregoing, the total number of Shares that may be issued pursuant to Incentive Stock Options granted under this Plan shall be 1,574,000, subject to adjustment as provided in Section 14.1. The Board may, at its discretion, reduce the number of Shares that may be issued pursuant to Awards under this Plan, at any time (provided that such reduction does not derogate from any issuance of Shares in respect of Awards then outstanding).”